United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act

of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities

Exchange Act of 1934.

Commission File Number  000-20139

Diacrin, Inc.

(Exact name of registrant as specified in its charter)

Building 96 13th Street, Charlestown Navy Yard, Charlestown, MA 02129

(617) 242-9100

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)                     [X]                  Rule 12h-3 (b) (1) (ii)                            [   ]

Rule 12g-4 (a) (1) (ii)                    [   ]                  Rule 12h-3 (b) (2) (i)                             [   ]

Rule 12g-4 (a) (2) (i)                     [   ]                  Rule 12h-3 (b) (2) (ii)                            [   ]

Rule 12g-4 (a) (2) (ii)                    [   ]                  Rule 15d-6                                             [   ]

Rule 12h-3 (b) (1) (i)                     [X]

                Approximate number of holders of record as of the certification or notice date:  0

                Pursuant to the requirements of the Securities Exchange Act of 1934, GenVec, Inc., successor by merger to Diacrin, Inc., has caused this certification/notice to be signed on Diacrin, Inc.’s behalf by the undersigned duly authorized person.

DATE: August 22, 2003	By:	/s/ Paul D. Freshour
Paul D. Freshour, Esq.
Counsel to GenVec, Inc., successor by
merger to Diacrin, Inc.